EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

July 22, 2002

Pecom Energía S.A., the operating subsidiary of Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Maipú 1 – Piso 22
(C1084ABA) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT A

Attached hereto is a press release dated July 22, 2002, of Pecom Energía S.A., the operating subsidiary of Perez Companc S.A., announcing that the Perez Companc family and the Perez Companc Foundation have reached an agreement for Petróleo Brasileiro S.A. ("Petrobras") to acquire a controlling interest in Perez Companc.

PECOM
de Perez Companc S.A.

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Visit our new website at
http://www.pecom.com

PETROLEO BRASILEIRO S.A. - PETROBRAS TO ACQUIRE CONTROLLING INTEREST IN PEREZ COMPANC S.A. FROM PEREZ COMPANC FAMILY AND PEREZ COMPANC FOUNDATION

Buenos Aires, July 22, 2002 – Perez Companc S.A.(Buenos Aires: PC NYSE: PC), announces that Petróleo Brasileiro S.A. - PETROBRAS ("Petrobras") (NYSE: PBR/PBRA; BOVESPA: PETR3/PETR4 & LATIBEX: XPBR/XPBRA), the Perez Companc family (the "Family") and the Perez Companc Foundation (the "Foundation") have reached an agreement in principle for Petrobras to acquire a controlling interest in Perez Companc from the Family and the Foundation. Pursuant to an agreement in principle, Petrobras intends to acquire 58.6% of the capital stock of Perez Companc . The consideration to be paid to the Family and the Foundation will consist of US$754,621,000 in cash for the Perez Companc class A shares to be transferred and US$370,548,000 in Petrobras medium term notes for the Perez Companc class B shares to be transferred. The notes will carry a 6% annual coupon and a 7 year final maturity and, in certain circumstances, may be settled by delivery of Petrobras preferred stock in the form of American Depositary Shares. Petrobras has publicly stated that it has no immediate plans to launch a tender offer for Perez Companc's class B shares. Consummation of the transaction is subject to the execution of a definitive Share and Purchase Agreement and, among other conditions, to (i) the closing of the exchange offer of Perez Companc's subsidiary, Pecom Energía S.A., in respect of its outstanding notes, (ii) refinancing of Pecom Energía S.A. bank loans resulting in the completion of an acceptable bank loan profile, (iii) due diligence, (iv) Petrobras final board approval, and (v) certain required regulatory approvals.

About PEREZ COMPANC
Perez Companc is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

About PETROBRAS
Petrobras is one of the world's largest integrated energy companies, engaged in a broad range of activities including oil and gas exploration, production and transportation, refining, distribution and marketing of oil products, petrochemicals, and power generation. Headquartered in Rio de
Janeiro, the Company has principal operations in Brazil and throughout Latin America, as well as Gulf of Mexico and West Africa. Based upon 2001 consolidated revenues, Petrobras is the largest corporation in Brazil and the third largest corporation in Latin America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[illegible]

Date: July 22,2002

By:
Name: Mario C. Lagrosa
Title: [illegible]